

Mail Stop 3233

May 13, 2016

<u>Via E-mail</u>
George Clair
President
Silver Hill Mines, Inc.
One Rockefeller Plaza, 10th Floor
New York, NY 10020

      Re: Silver Hill Mines, Inc.
              Current Report on Form 8-K
              Filed May 6, 2016
              File No. 000-53236

Dear Mr. Clair:

Our preliminary review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note from the disclosure in the above-referenced Form 8-K that you entered into an agreement to purchase real property known as 20 Harvard Road in Littleton, Massachusetts, comprising 29 acres of land on which is located a bottling plant. It appears you purchased the entire business related to the bottling plant. Please provide financial statements of the business acquired and pro forma financial information or advise. Refer to Instruction 5 of Item 2.01 and Item 9.01 of Form 8-K. We also note that you were a shell company prior to this transaction. Please amend your filing to provide the Form 10 disclosure required by Item 2.01(f) of Form 8-K or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities